Filed by Gildan Activewear Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Hanesbrands Inc.

Commission File No. 001-32891

Date: August 13, 2025

(all amounts are in U.S. dollars except where otherwise indicated)

(1) Please refer to "Non-GAAP financial measures and related ratios” in this press release

(2) Enterprise value is calculated as fully diluted equity value, plus financial debt,

plus underfunded pension liabilities, less cash and equivalents

Gildan and HanesBrands Agree to Combine

To Create a Global Basic Apparel Leader

•	Combination will create a global basic apparel leader, with access to iconic innerwear brands and a further strengthened low-cost vertically integrated manufacturing network

•	Highly complementary acquisition expands Gildan’s scale, increasing the strength of our business in basic apparel

•	Proven operational model expected to enable the realization of at least $200 million of annual run-rate cost synergies within three years of closing: ~$50 million in 2026, ~$100 million in 2027, ~$50 million in 2028

•	Expected to be immediately accretive to Gildan’s adjusted diluted EPS[1]; 20%+ accretive to adjusted diluted EPS[1] pro forma for expected run-rate cost synergies of $200 million

•	Adjusted diluted EPS[1] CAGR over the next three years is expected to be in the low 20% range

•	HanesBrands shareholders to own ~19.9% of Gildan shares on a non-diluted basis upon closing

Montréal and Winston-Salem, Wednesday, August 13, 2025 - Gildan Activewear Inc. (“Gildan”) (TSX: GIL and NYSE: GIL) and HanesBrands Inc. (“HanesBrands”) (NYSE: HBI) today announced that they have entered into a definitive merger agreement under which Gildan will acquire HanesBrands. This transaction implies an equity value of approximately $2.2 billion and an enterprise value2 of approximately $4.4 billion for HanesBrands, based on the closing price of Gildan common stock on August 11, 2025.

“Today is a historic moment in Gildan’s journey as we look to join forces with HanesBrands. We are extremely pleased to welcome the HanesBrands' team to the Gildan family,” commented Glenn J. Chamandy, President and Chief Executive Officer of Gildan. “With this transaction, our revenues will double and we achieve a scale that distinctly sets us apart. The combination with HanesBrands strengthens our positioning with an opportunity to expand the heritage “Hanes” brand presence in activewear across channels, while enhancing Gildan’s retail reach for its portfolio of brands. Further, our state of the art low-cost vertically integrated platform will be utilized to enhance efficiencies and drive additional innovation. We are excited for the next stage of growth and remain focused on supporting our customers and continuing to drive long term shareholder value.”

“This transaction represents a powerful alignment of HanesBrands’ and Gildan’s shared commitment to quality, innovation, and excellence. We have great respect for Gildan’s manufacturing strength and long track record of success. We look forward to expanding upon HanesBrands’ portfolio of leading innerwear brands and go-to-market expertise and opening new doors for growth and impact as part of Gildan,” said Steve Bratspies, CEO of HanesBrands. “I want to extend my deepest gratitude to our associates around the world. Your dedication, hard work, and resilience have built HanesBrands into an iconic and trusted name. Today marks the beginning of an exciting journey ahead as part of Gildan and I’m particularly pleased that Gildan intends to maintain HanesBrands’ strong presence in Winston-Salem.”

“This transaction represents a pivotal moment in Gildan’s story,” said Michael Kneeland, Chair of the Board of Directors of Gildan. “Hanes is a distinguished brand with a proud legacy, and by joining forces with HanesBrands, we are forging an exceptional organization built on the strengths of both companies. Leveraging best practices and the exceptional teams from each side, we are poised to deliver outstanding value to our customers and shareholders. With the finest talent in the industry, we have an extraordinary opportunity ahead to shape the future together.”

Bill Simon, Chairman of HanesBrands’ Board of Directors, commented, “We are very pleased to have reached this agreement with Gildan which delivers significant and certain value for our shareholders, both through immediate cash and substantial upside potential of the combined company. As part of Gildan, HanesBrands will benefit from an even stronger financial and operational foundation that will provide new growth opportunities – helping to power further innovation, a broader product offering and greater reach across channels and geographies. We are confident that this transaction and the next chapter with Gildan is the right next step for HanesBrands and will honor and build on its long history for the benefit of all our stakeholders.”

Compelling Strategic and Financial Rationale: combining complementary strengths creates a global basic apparel leader with proven operational expertise to drive significant value creation

•	Expanded scale and strengthened positioning. The scale and capabilities of the combined company further enhance Gildan’s position in basic apparel as one of the largest global apparel players by number of units sold, with strong innovation from yarn spinning to end product, and greater supply chain capabilities to support customers.

•	Strengthened and complementary go-to-market capabilities. The two businesses are ideally matched to unlock value, bringing together Gildan’s leadership in activewear with HanesBrands’ leading innerwear retail presence and expertise. The combination will enhance go-to-market capabilities and continued growth in all channels, by accelerating Gildan’s retail penetration with its portfolio of brands while supporting the iconic “Hanes” brand growth in activewear in the retail channel.

•	Enhanced product diversification and resiliency. The combination will result in meaningfully balanced category and channel exposure. The addition of HanesBrands’ iconic innerwear brands enhances Gildan’s product offering and diversification, broadening its consumer reach while further reinforcing its resilience to seasonal and cyclical variations.

•	State-of-the-art low-cost vertically integrated manufacturing network. The combined global supply chain is expected to enhance Gildan’s low-cost advantage, along with the opportunity for value creation by driving manufacturing synergies. Gildan will utilize its best-in-class low-cost manufacturing structure and operational expertise, efficiently reallocate production volumes across geographies, and optimize its network, distribution and logistics infrastructure, leaning on its proven operational capabilities.

•	Significant synergy opportunity. Gildan has identified at least $200 million in expected annual run-rate cost synergies across supply chain, operations and SG&A that it expects to realize within three years, with ~$50 million to be realized in 2026, ~$100 million in 2027 and ~$50 million in 2028. Inclusive of these synergies, the pro forma adjusted EBITDA[1] of the combined business would have been approximately $1.6 billion for the trailing twelve months ended June 29, 2025.

•	Highly accretive financial profile. The transaction is expected to be immediately accretive to adjusted diluted EPS[1] and 20%+ accretive to adjusted diluted EPS[1] pro forma for expected annual run rate synergies of $200 million.

Following transaction close, Gildan's headquarters will continue to be located in Montréal, Québec and the combined company will maintain a strong presence in Winston-Salem, North Carolina. In addition, Gildan intends to initiate a review of strategic alternatives for HanesBrands Australia, which could include a sale or other transaction.

Transaction terms

•	Under the terms of the merger agreement, which has been unanimously approved by the Boards of Directors of Gildan and HanesBrands, HanesBrands shareholders will receive 0.102 common shares of Gildan and $0.80 in cash for each share of HanesBrands common stock. The Board of Directors of HanesBrands recommends that the HanesBrands shareholders vote in favour of the proposed transaction.

•	Based on the closing price of Gildan and HanesBrands’ common stock on August 11, 2025, the offer implies a value of $6.00 per HanesBrands share, representing a premium of approximately 24% to HanesBrands' closing price on such date.

•	Upon closing, HanesBrands shareholders will own ~19.9% of Gildan shares on a non-diluted basis, providing HanesBrands shareholders the ability to participate in the combined entity’s expected growth opportunities and synergies.

•	The total consideration represents an acquisition multiple[2] of approximately 8.9x HanesBrands’ LTM adjusted EBITDA[1] or 6.3x including expected run-rate synergies of $200 million.

•	The transaction is subject to HanesBrands shareholder approval and other customary closing conditions, including regulatory approvals, and the Gildan common shares to be issued pursuant to the merger agreement being approved for listing on the New York Stock Exchange and the Toronto Stock Exchange.

•	The transaction is expected to close in late 2025 or early 2026.

Transaction financing

•	The implied transaction consideration is approximately 87% stock and 13% cash for every HanesBrands share.

•	The cash portion of the acquisition is anticipated to be approximately $290 million. Gildan expects to refinance HanesBrands’ revolving credit facility, term loans, unsecured notes, and short-term debt totaling approximately $2 billion in aggregate.

•	In connection with the acquisition, Gildan has obtained $2.3 billion of committed transaction financing, comprised of a $1.2 billion bridge facility and term loans in the aggregate amount of $1.1 billion. The bridge facility provides financing to backstop an anticipated issuance of new debt securities prior to closing of the acquisition.

•	At closing, Gildan’s net debt leverage ratio[1] is expected to be ~2.6x adjusted EBITDA[1]. Gildan intends to pause share repurchases until its net debt leverage ratio[1] approximates the midpoint of its target leverage framework of 1.5-2.5x net debt[1] to adjusted EBITDA[1]. Gildan’s net debt leverage ratio[1] is expected to be ≤2.0x within 12 to 18 months post-closing.

•	Finally, Gildan expects to obtain investment grade ratings from S&P, Moody’s and Fitch and remains committed to maintaining an investment grade profile in the future.

2025 guidance and three-year outlook

Gildan is reaffirming its full year 2025 revenue and EPS guidance as detailed in its 2025 second quarter earnings press release (the “Q2 2025 Earnings Release”) published on July 31, 2025. Furthermore, reflecting the impact and assuming completion of the proposed transaction, Gildan is providing a three-year outlook for the 2026-2028 period:

•	Net sales growth at a compound annual growth rate in the 3-5% range;

•	Capex as a percentage of sales of about 3-4% per year, on average, to support long-term growth and vertical integration;

•	Enhanced shareholder returns through dividends and share repurchases in line with a long-term target leverage framework of 1.5x to 2.5x net debt[1] to adjusted EBITDA[1];

•	Adjusted diluted EPS[1] CAGR in the low 20% range, starting from the midpoint of Gildan’s 2025 adjusted diluted EPS[1] guidance.

The three-year outlook for the 2026-2028 period is based on, among other things, the assumptions underlying Gildan’s current three-year outlook (for the 2025-2027 period) as described in Gildan’s fiscal 2024 earnings press release dated February 19, 2025 and in the Q2 2025 Earnings Release, as well as the following additional assumptions: low single-digit annual net sales growth for HanesBrands during such period; the closing of the announced HanesBrands acquisition before the end of the first quarter of 2026; the successful integration of the acquired business into Gildan’s existing operations; the realization in full and within the projected timeframe of the expected run-rate synergies and other benefits anticipated from the acquisition; the refinancing of HanesBrands’ existing debt within the expected timeframe and on expected market terms; and the resumption of share buybacks under normal course issuer bid programs by Gildan upon return to the midpoint of Gildan’s targeted 1.5x to 2.5x pro forma net debt to adjusted EBITDA leverage ratio1.

Furthermore, these assumptions are as of August 13, 2025 and are subject to significant risks and business uncertainties, including those factors described under the heading “Forward-looking statements and information” in this press release and in the Q2 2025 Earnings Release as well as the factors described in the “Risks and uncertainties” sections of Gildan’s annual management discussion and analysis (MD&A) for the year ended December 29, 2024 and the interim MD&A for the quarter ended June 29, 2025.

Advisors

Morgan Stanley & Co. LLC and CIBC Capital Markets acted as financial advisors to Gildan. Morgan Stanley Senior Funding, Inc. and Canadian Imperial Bank of Commerce provided fully committed financing. Sullivan & Cromwell LLP and Stikeman Elliott LLP are serving as Gildan’s legal advisors. Goldman Sachs & Co. LLC acted as lead financial advisor to Hanesbrands. Evercore also acted as a financial advisor to Hanesbrands, and Jones Day and Blake, Cassels & Graydon LLP are serving as HanesBrands' legal advisors.

Conference Call Information

Gildan and HanesBrands will hold a joint conference call today at 8:30 AM ET to discuss the proposed combination. The conference call can be accessed by dialing (800) 715-9871 (Canada & U.S.) or (646) 307-1963 (international) and entering passcode 9526280#. A replay will be available for 7 days starting at 12:30 PM EST by dialing (800) 770-2030 (Canada & U.S.) or (609) 800-9909 (international) and entering the same passcode. A live audio webcast of the conference call, a presentation as well as the replay, will be available at the following links: Gildan - August 13, 2025 and HanesBrands - August 13, 2025.

Forward-looking statements and information

Certain statements included in this press release constitute “forward-looking statements” and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations (collectively, “FLI”). FLI is included in this press release to provide Gildan and HanesBrands shareholders and potential investors with information about Gildan and HanesBrands, including each company’s management’s respective assessment of Gildan’s and HanesBrands’ future plans and operations, which FLI may not be appropriate for other purposes and are subject to important risks, uncertainties, and assumptions. FLI generally can be identified by the use of conditional or forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “project,” “assume,” “anticipate,” “plan,” “foresee,” “believe,” “pro forma,” “outlook,” or “continue,” or the negatives of these terms or variations of them or similar terminology. These forward-looking statements include, among others, statements regarding the expected closing of the transaction and the timing thereof; the anticipated benefits of the transaction including the expected run-rate synergies and the timing to realize such synergies; competitive position, market penetration, consumer reach, product offering, innovation and go-to-market capabilities of the combined business; operational plans for the combined business; Gildan’s three-year outlook (2026-2028) reflecting the impact and assuming completion of the proposed transaction, including in respect of net sales, capital expenditures, adjusted diluted EPS1 and net debt leverage ratio for such period; Gildan’s financial position (including its net debt leverage ratio1) following closing of the acquisition; Gildan’s expectations in respect of its credit ratings, including that it expects to obtain investment grade ratings in connection with the transaction; the efficiencies to be achieved as a result of the transaction; future return of capital to shareholders, including as it relates to dividends and share buybacks; the expected sources of financing of the transaction and the consummation of the financing contemplated by the debt commitment letter and any permanent financing to replace all or a portion thereof; the refinancing of HanesBrands’ existing debt; and the planned post-closing strategic alternatives review by Gildan in respect of the HanesBrands Australia business. Any statements contained in this press release that are not statements of historical fact, including statements about Gildan’s beliefs and expectations, are forward-looking statements and should be evaluated as such. The combined and pro forma financial information included in this press release does not reflect what the actual financial and operational results would necessarily have been had Gildan and HanesBrands operated as a single combined company for the periods presented, and such information does not purport to project the combined company’s financial results or results of operations for any future period. See “Presentation of financial information” below.

We refer you to public filings made by Gildan and HanesBrands with the SEC and, in the case of Gildan, with the applicable Canadian securities regulatory authorities, for a discussion of the various factors that may affect Gildan’s, HanesBrands’ and/or the combined business’ future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such documents and this press release.

FLI is inherently uncertain, and the results or events expressed or implied in such FLI may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such FLI, include, but are not limited to, those discussed and identified in public filings made by Gildan and HanesBrands with the SEC and, in the case of Gildan, with the applicable Canadian securities regulatory authorities and the following: the timing and completion of the transaction, including the timely receipt of any necessary regulatory, shareholder and stock exchange approvals to satisfy the closing conditions of the transaction; the realization of anticipated benefits and synergies of the transaction and the timing and quantum thereof; the success of integration plans and the time required to successfully integrate the combined business; the focus of management time and attention on the transaction and other potential disruptions arising from the transaction; potential undisclosed liabilities not identified during the due diligence process; the accuracy of the combined and pro forma financial information of the combined business; and the ability of Gildan to obtain the financing contemplated by the debt commitment letter or permanent financing to replace all or a portion of such financing. In addition, the following risks apply to Gildan and are expected to apply to the combined business following closing of the transaction; changes in general economic, financial or geopolitical conditions globally or in one or more of the markets Gildan serves; Gildan’s ability to implement its growth strategies and plans, including its ability to bring projected capacity expansion online; the intensity of competitive activity and Gildan’s ability to compete effectively; Gildan’s reliance on a small number of significant customers, including our largest distributor; the fact that our customers do not commit to minimum quantity purchases; Gildan’s ability to anticipate, identify, or react to changes in consumer preferences and trends; Gildan’s ability to manage production and inventory levels effectively in relation to changes in customer demand; fluctuations and volatility in the prices of raw materials and energy-related inputs, from current levels, used to manufacture and transport our products; Gildan’s reliance on key suppliers and Gildan’s ability to maintain an uninterrupted supply of raw materials, intermediate materials, and finished goods; the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, in the countries in which Gildan operates or sell to, or from which Gildan sources production; disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labor disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, and other unforeseen adverse events; compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which Gildan operates; the imposition of trade remedies, compliance with or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that Gildan is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder; the impact, including broader economic impacts, of the tariffs imposed by the U.S. Administration through a series of Executive Orders, and of any retaliation measures adopted by other governments, or the imposition of further restrictions or prohibitions on the export or import of goods between countries; elimination of government subsidies and credits that we currently benefit from, and the non-realization of anticipated new subsidies and credits; factors or circumstances that could increase Gildan’s effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties; changes to and failure to comply with consumer product safety laws and regulations; changes in Gildan’s relationship with its employees or changes to domestic and foreign employment laws and regulations; Gildan’s reliance on key management and its ability to attract and/or retain key personnel; negative publicity as a result of actual, alleged, or perceived violations of human rights, labor and environmental laws or international labor standards, or unethical labor or other business practices by Gildan or one of its third-party contractors; Gildan’s ability to protect our intellectual property rights; operational problems with our information systems or those of Gildan’s service providers as a result of system failures, viruses, security and cybersecurity breaches, disasters, and disruptions due to system upgrades or the integration of systems; an actual or perceived breach of data security; rapid developments in artificial intelligence; changes in accounting policies and estimates; and exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices. These factors may cause Gildan’s and/or HanesBrands’, as applicable, actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such FLI.

There can be no assurance that the expectations represented by our FLI will prove to be correct. The purpose of the FLI is to provide the reader with a description of Gildan’s or HanesBrands’ management’s expectations regarding Gildan’s or HanesBrands’ future financial performance, as applicable, and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the FLI contained in this press release are made as of August 13, 2025, and we do not undertake any obligation to update publicly or to revise any of the included FLI, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The FLI contained in this press release are expressly qualified by this cautionary statement.

Presentation of financial information

References to “LTM” in this press release means the trailing twelve-month period ended June 29, 2025. Gildan’s financial information for the LTM period ended June 29, 2025 presented herein is unaudited and has been derived by adding Gildan’s unaudited interim consolidated financial information for the six months ended June 29, 2025 to its consolidated financial information for the fiscal year ended December 29, 2024 and subtracting its unaudited interim consolidated financial information for the six months ended June 30, 2024. HanesBrands’ financial information for the LTM period ended June 28, 2025 presented herein is unaudited and has been derived by adding HanesBrands’ unaudited interim consolidated financial information for the six months ended June 28, 2025 to its consolidated financial information for the fiscal year ended December 28, 2024 and subtracting its unaudited interim consolidated financial information for the six months ended June 29, 2024.

Gildan’s financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and most of the historical financial information of Gildan included in this press release has been derived from Gildan’s annual or interim financial statements prepared in accordance with IFRS and has been prepared using accounting policies that are consistent with IFRS. HanesBrands’ financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), and most of the historical financial information of HanesBrands included in this press release has been derived from HanesBrands’ annual or interim financial statements prepared in accordance with U.S. GAAP and has been prepared using accounting policies that are consistent with U.S. GAAP. This press release also includes certain non-GAAP and other financial measures presented by Gildan and HanesBrands in their respective public filings as discussed in “Non-GAAP financial measures and related ratios” below. IFRS differs in certain material respects from U.S. GAAP. The financial information of HanesBrands presented in this press release has not been adjusted to give effect to the differences between U.S. GAAP and IFRS or to accounting policies that comply with IFRS and as applied by Gildan, and thus may not be directly comparable to Gildan’s financial information prepared in accordance with IFRS.

Combined and pro forma financial information presented in this press release are based on the summation of Gildan’s financial information for the LTM period ended June 29, 2025 combined with HanesBrands’ financial information for the LTM period ended June 28, 2025, before giving effect to the acquisition, advances and funds expected to be drawn under the committed transaction financing or refinancing of HanesBrands’ debt and without any pro forma adjustments. The presentation of financial information on a combined or pro forma basis in this press release does not comply with IFRS. The combined and pro forma financial information included in this press release does not reflect what the actual financial and operational results would necessarily have been had Gildan and HanesBrands operated as a single combined company for the periods presented, and such information does not purport to project the combined company’s financial results or results of operations for any future period. We believe that such information can provide readers with a better understanding of how we assess the potential contribution of HanesBrands to Gildan’s results of operation and the effect of the acquisition on Gildan’s financial position and leverage.

Non-GAAP financial measures and related ratios

This press release includes references to certain non-GAAP financial measures and non-GAAP ratios, as well as certain combined and pro forma financial information, as described below. These measures do not have any standardized meanings prescribed by IFRS or U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS or U.S. GAAP. We refer you to sections 16.0 of Gildan’s MD&A for the year ended December 29, 2024 and section 15.0 of Gildan’s interim MD&A for the quarter ended June 29, 2025, each entitled “Definition and reconciliation of non-GAAP financial measures”, for additional information on certain of the non-GAAP financial measures and ratios used in this press release, including for a description of the usefulness of such measures, which sections are incorporated by reference herein and which filings are available on SEDAR+ at www.sedarplus.ca. HanesBrands prepares and presents financial statements in accordance with U.S. GAAP; refer to HanesBrands’ public filings with the SEC for additional information. Please refer to “Presentation of financial information” above.

Adjusted EBITDA, combined adjusted EBITDA and pro forma adjusted EBITDA (including expected synergies)

Gildan calculates adjusted EBITDA as earnings before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs (including acquisition transaction costs and acquisition integration costs). Adjusted EBITDA also excludes impairment (impairment reversal) of intangible assets, net insurance gains, the gain on sale and leaseback (all of which were not applicable for the trailing 12-month period ended June 29, 2025), and costs relating to proxy contest and leadership changes and related matters. HanesBrands’ adjusted EBITDA measure included in this press release is calculated as HanesBrands’ EBITDA as reported in its public filings, excluding the impact of restructuring charges related to its supply chain restructuring and consolidation and other action-related charges as described in its public filings, in order to better align with how Gildan calculates its adjusted EBITDA for the trailing 12-month period ended June 29, 2025. HanesBrands’ adjusted EBITDA measure included in this press release does not include EBITDA relating to discontinued operations, and also excludes adjustments for certain other losses, charges and expenses as reported in HanesBrands’ public filings (such adjustments were made to align the presentation in HanesBrands’ public filings with the definition of the financial ratios included in its credit agreement). Combined adjusted EBITDA is the summation for the applicable of Gildan’s adjusted EBITDA combined with HanesBrands’ adjusted EBITDA. Pro forma adjusted EBITDA presents the combined adjusted EBITDA of Gildan and HanesBrands for the applicable period, including the impact of expected annual run-rate synergies.

(In $US millions, on a trailing 12-month basis, unaudited)	Gildan LTM June 29, 2025	HanesBrands LTM June 28, 2025		Combined and Pro forma LTM June 29, 2025
Net earnings	486.4	90.5		576.9
Loss from discontinued operations	—	(79.5)		(79.5)
Net earnings from continuing operations	486.4	170.0		656.4
Adjustments for:
Restructuring and acquisition-related costs and other(1)	9.9	44.6		54.5
Costs relating to proxy contest and leadership changes and related matters	7.9	—		7.9
Depreciation and amortization(2)	137.7	58.4		196.1
Financial expenses, net(2) (3)	119.0	185.8		304.8
Income tax expense	95.7	38.4		134.1
Adjusted and combined adjusted EBITDA	856.6	497.2	(4)	1,353.8
Adjustment for expected synergies(5)				200.0
Pro forma adjusted EBITDA (including expected synergies)				1,553.8

(1)	Includes Gildan’s restructuring and acquisition-related costs and HanesBrands’ restructuring and other action-related charges.

(2)	Depreciation and amortization for Gildan includes amortization expense for right of use assets, and financial expenses for Gildan includes interest on discounted lease obligations. For HanesBrands, these charges are not included in net earnings as HanesBrands’ lease payments are fully reported as a cash operating expense in accordance with U.S. GAAP.

(3)	For HanesBrands, this caption is limited to interest expense as reported by HanesBrands in its public filings.

(4)	For HanesBrands’ adjusted EBITDA, approximately 20% relates to the HanesBrands Australia business.

(5)	Represents expected annual run-rate synergies, which are expected to be fully realized within three years of closing, but excluding the one-time costs associated with the capture of such synergies estimated to be approximately $200.0 million.

Combined and pro forma adjusted EBITDA margin (including expected synergies)

Combined adjusted EBITDA margin is defined as combined adjusted EBITDA divided by pro forma net sales. Pro forma adjusted EBITDA margin is defined as pro forma adjusted EBITDA, including the impact of expected annual run-rate synergies, divided by pro forma net sales.

(In $US millions, on a trailing 12-month basis, unaudited)	Combined and Pro forma LTM June 29, 2025
Pro forma net sales(1)	6,883.0
Combined adjusted EBITDA(2)	1,353.8
Combined adjusted EBITDA margin(3)	20%

Pro forma net sales(1)	6,883.0
Pro forma adjusted EBITDA (including expected synergies)(2)(4)	1,553.8
Pro forma adjusted EBITDA margin (including expected synergies)(4)(5)	23%

(1)	As per table in Supplementary Financial Measures below.

(2)	As per table “Adjusted EBITDA, combined adjusted EBITDA and pro forma adjusted EBITDA (including expected synergies)” above.

(3)	Calculated as combined adjusted EBITDA divided by pro forma net sales.

(4)	Expected synergies represents expected annual run-rate synergies, which are expected to be fully realized within three years of closing, but excluding the one-time costs associated with the capture of such synergies estimated to be approximately $200.0 million.

(5)	Calculated as pro forma adjusted EBITDA divided by pro forma net sales.

Adjusted diluted EPS

Gildan calculates adjusted diluted EPS as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. Gildan calculates adjusted net earnings as net earnings before restructuring and acquisition-related costs (including acquisition transaction costs and acquisition integration costs), impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters, and income tax expense or recovery relating to these items. Adjusted net earnings also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which Gildan operates.

Adjusted diluted EPS of Gildan for the years ended December 29, 2024 and December 31, 2023 were $3.00 and $2.57, respectively, representing a year over year increase of approximately 17%. GAAP diluted EPS of Gildan for the years ended December 29, 2024 and December 31, 2023 were $2.46 and $3.03, respectively, representing a year over year decrease of approximately 19%. See section 16.0 of Gildan’s management discussion and analysis for the year ended December 29, 2024 for a reconciliation of adjusted diluted EPS to the most directly comparable IFRS measure, namely GAAP diluted EPS.

Net debt and Net debt leverage ratio

Gildan defines total debt as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and Gildan calculates net debt as total debt net of cash and cash equivalents. Net debt of Gildan as at December 29, 2024 was $1,568.6 million.

Gildan defines net debt leverage ratio as the ratio of net debt to pro forma adjusted EBITDA (as reported in Gildan’s public filings) for the trailing twelve months, all of which are non-GAAP measures. Adjusted EBITDA of Gildan for the year ended December 29, 2024 was $833.8 million. As at December 29, 2024, Gildan had a net debt leverage ratio of 1.9x net debt to trailing twelve months adjusted EBITDA. See section 16.0 of Gildan’s management discussion and analysis for the year ended December 29, 2024 for a reconciliation of Gildan’s adjusted EBITDA and Net Debt to the most directly comparable IFRS measure, namely net earnings and long-term debt.

Supplemental financial measures

Pro forma net sales, gross profit and gross margin

(In $US millions, on a trailing 12-month basis, unaudited)	Gildan LTM June 29, 2025	HanesBrands LTM June 28, 2025	Pro forma LTM June 29, 2025(1)
Net sales	3,342.8	3,540.2	6,883.0
Gross profit	1,041.9	1,492.4	2,534.3
Gross margin(2)	31.2%	42.2%	36.8%

(1)	Pro forma net sales and gross profit reflect the sum of Gildan amounts reported under IFRS and HanesBrands amounts reported under U.S. GAAP, with no pro forma adjustments. See “Presentation of financial information” above.

(2)	Gross margin is calculated as gross profit divided by net sales.

About Gildan

Gildan is a leading manufacturer of everyday basic apparel. Gildan’s product offering includes activewear, underwear and socks, sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms and to global lifestyle brand companies. Gildan markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE®, and Peds®, and under an exclusive licensing agreement for the printwear channel for Champion®.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labor, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in Gildan's long-term business strategy. More information about Gildan and its ESG practices and initiatives can be found at www.gildancorp.com.

About HanesBrands

HanesBrands (NYSE: HBI) is a socially responsible global leader in everyday iconic apparel with a mission to create a more comfortable world for everybody. HanesBrands owns a portfolio of some of the world’s most recognized apparel brands including Hanes, the leading basic apparel brand in the U.S.; Bonds, an Australian staple since 1915 that is setting new standards for design and innovation; Maidenform, America’s number one shapewear brand; and Bali, America’s number one national bra brand. HanesBrands owns the majority of its worldwide manufacturing facilities and has built a strong reputation for workplace quality, ethical business practices, and reducing environmental impact.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

Gildan will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4, which will include a proxy statement of HanesBrands that also constitutes a prospectus of Gildan, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of HanesBrands. INVESTORS AND SHAREHOLDERS OF HANESBRANDS AND GILDAN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HANESBRANDS, GILDAN, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Gildan and HanesBrands with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other documents which will be filed with the SEC by Gildan online at Investor Relations | Gildan, upon written request delivered to Gildan at 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, H3A 3J2, Attention: Secretary, or by calling Gildan at 1-514-735-2023, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by HanesBrands online at ir.hanesbrands.com or upon written request to HanesBrands in care of the Corporate Secretary, at HanesBrands Inc., 101 N. Cherry Street, Winston-Salem, North Carolina 27101.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933, as amended) except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This press release is not a solicitation of proxies in connection with the transaction. However, under SEC rules, Gildan, HanesBrands and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about Gildan’s directors and executive officers may be found in its 2024 Management Information Circular, dated March 18, 2025, as well as its 2024 Annual Report on Form 40-F filed with the SEC and applicable on February 19, 2025, available on its website at Investor Relations | Gildan and at www.sedarplus.ca and www.sec.gov. Information regarding HanesBrands' directors and executive officers is available in HanesBrands' proxy statement filed with the SEC on March 17, 2025 in connection with its 2025 annual meeting of stockholders, under the sections titled “Proposal 1 --Election of Directors,” “Compensation Discussion and Analysis --Executive Compensation,” “Corporate Governance --Director Compensation” and “Ownership of Our Stock --Share Ownership of Major Stockholders, Management and Directors.” To the extent the security holdings of HanesBrands' directors and executive officers have changed since the amounts described in HanesBrands' 2025 proxy statement, such changes have been reflected in Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

Gildan Investor inquiries: Jessy Hayem, CFA Senior Vice-President, Head of Investor Relations and Global Communications (514) 744-8511 jhayem@gildan.com	Gildan Media inquiries: Genevieve Gosselin Director, Global Communications and Corporate Marketing (514) 343-8814 communications@gildan.com

HanesBrands Investor inquiries: T.C. Robillard Vice President, Investor Relations (336) 519-2115 tc.robillard@hanes.com	HanesBrands Media inquiries: Jonathan Binder Head of Communications (336) 682-9654 jonathan.binder@hanes.com

1 Gildan and HanesBrands Agree to Combine To Create a Global Basic Apparel Leader August 13, 2025

2 In this Presentation, references to “Gildan” refer to Gildan Activewear Inc . , and, where applicable, together with its subsidiaries, and references to “ HanesBrands ” refer to HanesBrands Inc . and, where applicable, together its subsidiaries . Certain statements included in this presentation constitute “forward - looking statements” and forward - looking information within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations (collectively, “FLI”) . FLI is included in this presentation to provide Gildan and HanesBrands shareholders and potential investors with information about Gildan and HanesBrands , including each company’s management’s respective assessment of Gildan’s and HanesBrands ’ future plans and operations, which FLI may not be appropriate for other purposes and are subject to important risks, uncertainties, and assumptions . FLI generally can be identified by the use of conditional or forward - looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “project,” “assume,” “anticipate,” “plan,” “foresee,” “believe,” “pro forma,” “outlook,” or “continue,” or the negatives of these terms or variations of them or similar terminology . These forward - looking statements include, among others, statements regarding the expected closing of the transaction and the timing thereof ; the anticipated benefits of the transaction including the expected run - rate synergies and the timing to realize such synergies ; competitive position, market penetration, consumer reach, product offering, innovation and go - to - market capabilities of the combined business ; operational plans for the combined business ; Gildan’s three - year outlook ( 2026 - 2028 ) reflecting the impact and assuming completion of the proposed transaction, including in respect of net sales, capital expenditures, adjusted diluted EPS and net debt leverage ratio for such period ; Gildan’s financial position (including its net debt leverage ratio) following closing of the acquisition ; Gildan’s expectations in respect of its credit ratings, including that it expects to obtain investment grade ratings in connection with the transaction ; the efficiencies to be achieved as a result of the transaction ; future return of capital to shareholders, including as it relates to dividends and share buybacks ; the expected sources of financing of the transactionand the consummation of the financing contemplated by the debt commitment letter and any permanent financing to replace all or a portion thereof ; the refinancing of HanesBrands ’ existing debt ; and the planned post - closing strategic alternatives review by Gildan in respect of the HanesBrands Australia business . Any statements contained in this presentation that are not statements of historical fact, including statements about Gildan’s beliefs and expectations, are forward - looking statements and should be evaluated as such . The combined and pro forma financial information included in this presentation does not reflect what the actual financial and operational results would necessarily have been had Gildan and HanesBrands operated as a single combined company for the periods presented, and such information does not purport to project the combined company’s financial results or results of operations for any future period . See “Presentation of Financial Information” below . We refer you to public filings made by Gildan and HanesBrands with the U . S . Securities and Exchange Commission (the “SEC”) and, in the case of Gildan, with the applicable Canadian securities regulatory authorities, for a discussion of the various factors that may affect Gildan’s, HanesBrands ’ and/or the combined business’ future results . Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such documents and this presentation . FLI is inherently uncertain, and the results or events expressed or implied in such FLI may differ materially from actual results or events . Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such FLI, include, but are not limited to, those discussed and identified in public filings made by Gildan and HanesBrands with the SEC and, in the case of Gildan, with the applicable Canadian securities regulatory authorities and the following : the timing and completion of the transaction, including the timely receipt of any necessary regulatory, shareholder and stock exchange approvals to satisfy the closing conditions of the transaction ; the realization of anticipated benefits and synergies of the transaction and the timing and quantum thereof ; the success of integration plans and the time required to successfully integrate the combined business ; the focus of management time and attention on the transaction and other potential disruptions arising from the transaction ; potential undisclosed liabilities not identified during the due diligence process ; the accuracy of the combined and pro forma financial information of the combined business ; and the ability of Gildan to obtain the financing contemplated by the debt commitment letter or permanent financing to replace all or a portion of such financing . In addition, the following risks apply to Gildan and are expected to apply to the combined business following closing of the transaction ; changes in general economic, financial or geopolitical conditions globally or in one or more of the markets Gildan serves ; Gildan’s ability to implement its growth strategies and plans, including its ability to bring projected capacity expansion online ; the intensity of competitive activity and Gildan’s ability to compete effectively ; Gildan’s reliance on a small number of significant customers, including our largest distributor ; the fact that our customers do not commit to minimum quantity purchases ; Gildan’s ability to anticipate, identify, or react to changes in consumer preferences and trends ; Gildan’s ability to manage production and inventory levels effectively in relation to changes in customer demand ; fluctuations and volatility in the prices of raw materials and energy - related inputs, from current levels, used to manufacture and transport our products ; Gildan’s reliance on key suppliers and Gildan’s ability to maintain an uninterrupted supply of raw materials, intermediate materials, and finished goods ; the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, in the countries in which Gildan operates or sell to, or from which Gildan sources production ; disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labor disruptions, political or social instability, weather - related events, natural disasters, epidemics and pandemics, and other unforeseen adverse events ; compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti - corruption, and other laws and regulations in the jurisdictions in which Gildan operates ; the imposition of trade remedies, compliance with or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that Gildan is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder ; the impact, including broader economic impacts, of the tariffs imposed by the U . S . Administration through a series of Executive Orders, and of any retaliation measures adopted by other governments, or the imposition of further restrictions or prohibitions on the export or import of goods between countries ; elimination of government subsidies and credits that we currently benefit from, and the non - realization of anticipated new subsidies and credits ; factors or circumstances that could increase Gildan’s effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties ; changes to and failure to comply with consumer product safety laws and regulations ; changes in Gildan’s relationship with its employees or changes to domestic and foreign employment laws and regulations ; Gildan’s reliance on key management and its ability to attract and/or retain key personnel ; negative publicity as a result of actual, alleged, or perceived violations of human rights, labor and environmental laws or international labor standards, or unethical labor or other business practices by Gildan or one of its third - party contractors ; Gildan’s ability to protect our intellectual property rights ; operational problems with our information systems or those of Gildan’s service providers as a result of system failures, viruses, security and cybersecurity breaches, disasters, and disruptions due to system upgrades or the integration of systems ; an actual or perceived breach of data security ; rapid developments in artificial intelligence ; changes in accounting policies and estimates ; and exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices . These factors may cause Gildan’s and/or HanesBrands ’, as applicable, actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such FLI . The three - year outlook for the 2026 - 2028 period contained in this presentation is based on, among other things, the assumptions underlying Gildan’s current three - year outlook (for the 2025 - 2027 period) as described in Gildan’s fiscal 2024 earnings press release dated February 19 , 2025 and in Gildan’s Q 2 2025 earnings press release dated July 31 , 2025 (the “Q 2 2025 Earnings Release”), as well as the following additional assumptions : low single - digit annual net sales growth for HanesBrands during such period ; the closing of the announced HanesBrands acquisition before the end of the first quarter of 2026 ; the successful integration of the acquired business into Gildan’s existing operations ; the realization in full and within the projected timeframe of the expected run - rate synergies and other benefits anticipated from the acquisition ; the refinancing of HanesBrands ’ existing debt within the expected timeframe and on expected market terms ; and the resumption of share buybacks under normal course issuer bid programs by Gildan upon return to the midpoint of Gildan’s targeted 1 . 5 x to 2 . 5 x pro forma net debt to adjusted EBITDA leverage ratio . There can be no assurance that the expectations represented by our FLI will prove to be correct . The purpose of the FLI is to provide the reader with a description of Gildan’s or HanesBrands ’ management’s expectations regarding Gildan’s or HanesBrands ’ future financial performance, as applicable, and may not be appropriate for other purposes . Furthermore, unless otherwise stated, the FLI contained in this presentation are made as of August 13 , 2025 , and we do not undertake any obligation to update publicly or to revise any of the included FLI, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation . The FLI contained in this presentation are expressly qualified by this cautionary statement . FORWARD - LOOKING STATEMENTS AND INFORMATION

3 All dollar amounts set forth herein are expressed in U . S . dollars . Gildan’s financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and HanesBrands ’ financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U . S . GAAP”) . IFRS differs in certain material respects from U . S . GAAP . See “Presentation of Financial Information” . Combined and pro forma financial information presented in this presentation are based on the summation of Gildan’s financial information for the LTM period ended June 29 , 2025 combined with HanesBrands ’ financial information for the LTM period ended June 28 , 2025 , before giving effect to the acquisition, advances and funds expected to be drawn under the committed transaction financing or refinancing of HanesBrands ’ debt and without any pro forma adjustments . See “Presentation of Financial Information” in the Appendix “Definition of Non - GAAP and Other Financial Measures” at the end of this Presentation . PRESENTATION OF FINANCIAL INFORMATION This presentation includes references to certain non - GAAP financial measures and non - GAAP ratios, as well as certain combined and pro forma financial information . These measures do not have any standardized meanings prescribed under IFRS or U . S . GAAP and are therefore unlikely to be comparable to similar measures presented by other companies . Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS or U . S . GAAP . We refer you to sections 16 . 0 of Gildan’s management discussion and analysis (MD&A) for the year ended December 29 , 2024 and section 15 . 0 of Gildan’s interim MD&A for the quarter ended June 29 , 2025 , each entitled “Definition and reconciliation of non - GAAP financial measures,” as well as HanesBrands ’ public filings with the SEC for additional information on non - GAAP financial measures and non - GAAP ratios used by Gildan and HanesBrands . Please refer to the Appendix “Definition of Non - GAAP and Other Financial Measures” at the end of this Presentation for additional information on certain of the non - GAAP measures and non - GAAP ratios used in this presentation . NON - GAAP FINANCIAL MEASURES AND RELATED RATIOS Although all information and opinions expressed in this presentation, including market data and other statistical information, were obtained from sources believed to be reliable and are included in good faith, we have not verified the information and make no representation or warranty, express or implied, as to its accuracy or completeness . Some data is also based on the good faith estimates, which are derived from its review of internal sources as well as independent sources . While we are not aware of any misstatements regarding the industry and market data presented in this presentation, such data involve risks and uncertainties and are subject to change based on various factors, including those factors discussed under “Forward - Looking Statements” . This presentation may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners . Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM, © or ® symbols, but we will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights . INDUSTRY AND MARKET DATA Gildan will file with the U . S . Securities and Exchange Commission (“SEC”) a registration statement on Form F - 4 , which will include a proxy statement of HanesBrands that also constitutes a prospectus of Gildan, and any other documents in connection with the transaction . The definitive proxy statement/prospectus will be sent to the shareholders of HanesBrands . INVESTORS AND SHAREHOLDERS OF HANESBRANDS AND GILDAN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HanesBrands , GILDAN, THE TRANSACTION AND RELATED MATTERS . The registration statement and proxy statement/prospectus and other documents filed by Gildan and HanesBrands with the SEC, when filed, will be available free of charge at the SEC’s website at www . sec . gov . In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other documents which will be filed with the SEC by Gildan online at https : //gildancorp . com/en/investors/ , upon written request delivered to Gildan at 600 de Maisonneuve Boulevard West, 33 rd Floor, Montréal, Québec, H 3 A 3 J 2 , Attention : Secretary, or by calling Gildan at 1 - 514 - 735 - 2023 , and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by HanesBrands online at ir . hanesbrands . com or upon written request to HanesBrands in care of the Corporate Secretary, at HanesBrands Inc . , 101 N . Cherry Street, Winston - Salem, North Carolina 27101 . This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction . No offering of securities shall be made in the United States or to or for the account or benefit of U . S . persons (as defined in Regulation S under the U . S . Securities Act of 1933 , as amended) except by means of a prospectus meeting the requirements of Section 10 of the U . S . Securities Act of 1933 , as amended . ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT This presentation is not a solicitation of proxies in connection with the transaction . However, under SEC rules, Gildan, HanesBrands and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction . Information about Gildan’s directors and executive officers may be found in its 2024 Management Information Circular, dated March 18 , 2025 , as well as its 2024 Annual Report on Form 40 - F filed with the SEC and applicable on February 19 , 2025 , available on its website at https : //gildancorp . com/en/investors/ and at www . sedar . ca and www . sec . gov . Information regarding HanesBrands ' directors and executive officers is available in HanesBrands ' proxy statement filed with the SEC on March 17 , 2025 in connection with its 2025 annual meeting of stockholders, under the sections titled “Proposal 1 -- Election of Directors,” “Compensation Discussion and Analysis -- Executive Compensation,” “Corporate Governance -- Director Compensation” and “Ownership of Our Stock -- Share Ownership of Major Stockholders, Management and Directors . ” To the extent the security holdings of HanesBrands ' directors and executive officers have changed since the amounts described in HanesBrands ' 2025 proxy statement, such changes have been reflected in Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC . These documents can be obtained free of charge from the sources indicated above . Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available . PARTICIPANTS IN THE SOLICITATION OF PROXIES

4 Glenn Chamandy President, Chief Executive Officer Luca Barile Executive Vice - President, Chief Financial Officer Jessy Hayem Senior Vice - President, Head of IR and Global Communications Stephen Bratspies Chief Executive Officer Today’s Presenters

5 5 Global leader and scaled manufacturer of iconic innerwear brands rooted in tradition and unrivaled retail presence Global leader in everyday basic apparel, with a state - of - the - art, vertically integrated manufacturing network Combination expands Gildan’s scale, increasing the strength of our basic apparel business

6 Transaction Overview 1. Based on Gildan’s and HanesBrands ’ closing share price on the NYSE on August 11, 2025 2. Enterprise value calculated as fully diluted equity value, plus financial debt, plus underfunded pension liabilities, less ca sh and equivalents 3. Based on HanesBrands adjusted EBITDA as defined in Appendix "Definition of Non - GAAP and Other Financial Measures" at the end of this Presentation 4. Includes $200M of expected run - rate cost synergies 5. Represents the trailing twelve - month period ended June 29, 2025 6. This is a non - GAAP measure or ratio. See “Non - GAAP Financial Measures and Related Ratios” at the beginning of this Presentation and Appendix “Definition of Non - GAAP and Other Financial Measures” at the end of this Presentation 7. Pro forma net sales reflects the sum of Gildan amounts reported under IFRS and HanesBrands amounts reported under U.S. GAAP 8. Shown on an IFRS basis in accordance with Gildan reporting standards 9. See “Forward - Looking Statements and Information” at the beginning of this Presentation 10. Gildan’s adjusted Diluted EPS and GAAP diluted EPS for the year ended December 29, 2024 were $3.00 and $2.46, respectively 11. Assumes closing at 2025 year - end; Gildan share buybacks to be paused until its net debt to adjusted EBITDA ratio approximates th e midpoint of its target leverage framework of 1.5 - 2.5x net debt to adjusted EBITDA; Gildan expects to resume share buybacks upon return to ≤2.0x net debt leverage 12. As at December 29, 2024, the Company had a net debt leverage ratio of 1.9x net debt to trailing twelve months adjusted EBITDA 13. Subject to customary closing conditions and regulatory approvals, including approval by HanesBrands shareholders • LTM pro forma revenue 7 of $6.9B; LTM pro forma adjusted EBITDA 5,6,8 ~$1.6B including expected run - rate cost synergies of $200M • Expects to realize at least $200M of annual run - rate cost synergies within 3 years of closing, with immediate accretion to adjus ted diluted EPS and 20%+ accretive to adjusted diluted EPS pro forma for expected run - rate cost synergies 6, 8, 9, 10 , with ~$50M to be realized in 2026, ~$100M in 2027 and ~$50M in 2028 • Gildan’s adjusted diluted EPS CAGR over the next three years to be in the low 20% range 6, 8, 9, 10 starting from the midpoint of Gildan’s 2025 adjusted diluted EPS guidance • Gildan to acquire all outstanding shares of HanesBrands for 0.102x Gildan shares and $0.80 cash per HanesBrands share • Implied value of $6.00 per HanesBrands share, representing an implied premium of ~24% 1 • Total enterprise value of $4.4B 2 , implying an 8.9x LTM adjusted EBITDA multiple, or 6.3x on a fully synergized basis 3,4,5,6 • Upon closing, HanesBrands shareholders will own ~19.9% of Gildan shares on a non - diluted basis • Obtained $2.3B of committed transaction financing and expects to refinance HanesBrands ’ existing debt • Gildan expects to obtain investment grade ratings from S&P, Moody’s and Fitch and remains committed to maintaining an investment grade profile in the future • Expected closing net debt leverage ratio of 2.6x 6,9,11,12 ; expected net debt leverage ratio of < 2.0x within 12 to 18 months post closing, in - line with stated long - term target net debt leverage ratio of 1.5x – 2.5x 6, 9, 12 • Unanimously approved by the Board of Directors of both Gildan and HanesBrands • Transaction is expected to close in late 2025 or early 2026 9, 13 • Gildan intends to initiate a review of strategic alternatives for the HanesBrands Australia business (“HAA”) post - closing 9 Financial Highlights Transaction Terms Timing and Closing Conditions Financing

Strengthening our Business Through Scale, Efficiencies, Innovation & Sustainability

GILDAN®

HBI
HANESBRANDS INC.

GILDAN		HBI
✓ Leading Player in Activewear	+	✓ #1 Player in U.S. Innerwear
✓ State-of-the Art Low-Cost Vertically Integrated Manufacturing Platform		✓ Manufacturing Footprint in Central America, Caribbean Basin, Asia
✓ Strong Presence in Wholesale Markets		✓ Strong Retail Presence and Capabilities
✓ Strong Innovation Capabilities From Yarn Spinning to End Product		✓ Portfolio of Iconic Heritage Brands Led by Hanes

Combining complementary strengths to create a global basic apparel leader

7

HanesBrands Operates a Global Portfolio of Iconic, Market-Leading Innerwear Apparel Brands

Review of Strategic Alternatives to be Initiated

Innerwear

Hanes
#1 Innerwear Brand in the U.S.[1]
#1 in Men's Underwear[1]

~125 Year
Brand Heritage

9 of 10
U.S. Households Own Hanes Products[2]

Most Widely Recognized
Apparel Brand in the U.S.[2]

Hanes
BALI
MAIDENFORM
Playtex
WonderBra

Australia ("HAA")

BONDS
BERLEI
bras N things
SHERIDAN EST. 1967

#1 in Men's and Women's Underwear in Australia[3]

Network of Stores and Online DTC Business

Strong portfolio with local presence and DTC growth opportunities

HanesBrands has deeply rooted retail relationships built on the iconic "Hanes" brand

1. Circana, LLC, Retail Tracking Service, US, Total Innerwear, Total Men's Underwear, Excluded: Hosiery, Dollar & Unit Share, 12 ME June 2025
2. HanesBrands Brand Equity Tracker, June 2025
3. BDA Brand Tracking HanesBrands Q2 2025

8

Scaled Financial Profile With Industry Leading Margins

GILDAN + HBI HANESBRANDS INC.

$6.9B Pro Forma Net Sales[1,2]	**37%** Pro Forma Gross Margin[1,2]
~$1.6B / 23% Pro Forma Adjusted EBITDA / Margin[1,3,4,5]	**2.6x** Net Debt Leverage[4,5,6] At Closing

Our Combined Capabilities Enhance Our Competitive Advantage

- ✓ One of the largest global apparel players by number of units sold
- ✓ Enhanced supply chain capabilities to support major customers
- ✓ Optimized manufacturing utilization across various regions
- ✓ Largest domestic consumer of U.S. cotton

1. Reflects trailing twelve-month period ended June 29, 2025
2. Pro Forma net sales and Pro Forma gross margin (calculated as gross profit divided by net sales) reflect the sum of Gildan amounts reported under IFRS and HanesBrands amounts reported under U.S. GAAP. See "Supplemental Financial Measures" in the Appendix "Definition of Non-GAAP and Other Financial Measures" at the end of this Presentation"
3. Includes expected run-rate cost synergies of $200M, which are expected to be realized within three years of closing
4. Includes HAA LTM adjusted EBITDA of approximately $100M as at LTM ended June 28, 2025
5. This is a non-GAAP measure or ratio. See "Non-GAAP Financial Measures and Related Ratios" at the beginning of this Presentation and Appendix "Definition of Non-GAAP and Other Financial Measures" at the end of this Presentation
6. Assumes transaction closing at the end of 2025 and is based on full year 2025 combined leverage

9

Complementary Portfolio Enhances Resiliency and Diversification

Addition of HanesBrands' Innerwear Brands Enhances Product Diversification[1,2]


Current
~10%
GILDAN
~90%
Innerwear
Activewear

+


Current
~10%
HBI
HANESBRANDS INC.
~90%

=


Pro Forma
~50%
Pro Forma
~50%

Market Advantage

- ✓ Broader consumer reach
- ✓ Reinforced resilience to seasonal and cyclical variations

Balanced Channel Exposure given HanesBrands' Strong Retail Presence[1,2]


Current
~25%
GILDAN
~75%
Printwear
Retail

+


Current
~10%
HBI
HANESBRANDS INC.
~90%

=


Pro Forma
~40%
Pro Forma
~60%

Market Advantage

- ✓ Accelerate retail penetration
- ✓ Innovation and low-cost advantage across channels
- ✓ Lower customer concentration

$6.9B pro forma revenue[1,2] with balanced category and channel exposure

Source: Public fillings and presentations, internal analysis

1. Pro Forma net sales reflects the sum of Gildan amounts reported under IFRS and HanesBrands amounts reported under U.S. GAAP
2. Includes HAA LTM revenues of approximately 10% of pro forma revenues as at LTM ended June 28, 2025

10

Combination Enhances Scale and Furthers Gildan's Cost Advantage

40+ combined facilities across the world

GILDAN

6 yarn-spinning assets across Southeastern U.S.

22 textile & sewing facilities in Central America, the Caribbean and Southeast Asia

~95% of sales volumes driven by in-house manufacturing

~50,000 employees

HBI
HANESBRANDS INC.

3rd party yarn sourcing

16 textile & sewing facilities across Central American, the Caribbean and Southeast Asia

~75% of sales volumes driven by in-house manufacturing[1]

~41,000 employees



Gildan Facilities
- ● Textile and sewing manufacturing hubs
- ★ Yarn-spinning facilities

HanesBrands Facilities
- ● Textile and sewing manufacturing facilities

Market Advantage

- ✓ Significant manufacturing synergy opportunity
- ✓ Flexible sourcing across regions

Transaction creates an industry-leading vertically integrated platform with global scale and substantial potential for cost efficiencies

Source: Public fillings and presentations

1. Includes a combination of facilities owned and operated by HanesBrands, and facilities owned and operated by dedicated contractors who perform some of the steps in the manufacturing process

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Significant Synergy Opportunity Across Supply Chain, Operations and SG&A


$200M+
Supply Chain
SG&A & Operations

Annual Run-Rate Expected Cost Synergies in 3 years

Supply Chain

- ✓ Benefit from Gildan's best-in-class low-cost manufacturing structure
- ✓ Efficient reallocation of production volumes across geographies
- ✓ Utilize vertical integration capabilities to deliver savings through insourcing

SG&A & Operations

- ✓ Utilize HanesBrands' existing retail relationships and expertise in the U.S.
- ✓ Consolidation of global distribution footprint
- ✓ Optimization of network, logistics and IT system infrastructure

$200M+ annual run-rate cost synergies expected[1], evenly distributed across supply chain, operations and SG&A, leveraging Gildan's best-in-class operational playbook

1. Expected run-rate cost synergies expected to be fully realized within three years of closing, with ~$50M in synergies to be realized in 2026, ~$100M in 2027 and ~$50M in 2028; one-time costs associated with the capture of the $200M annual run-rate cost synergies estimated to be approximately $200M; see "Forward-Looking Statements and Information" at the beginning of this Presentation

12

13 20% 18% 17% 15% 13% 11% 10% 10% 10% 6% 4% ~3% Gildan PF Ralph Lauren Kontoor Levi's PVH Oxford Industries Carter's G-III Columbia Under Armour VF Corp Industry - leading margins driven by superior operational efficiency Building On Our Margin Leadership Position Source: Public fillings and presentations 1. Pro forma Gildan (IFRS) and HanesBrands and select peer U.S. GAAP adjusted EBITDA margins as last reported LTM 2. Pro forma adjusted EBITDA margin shown on a IFRS basis for Gildan and U.S. GAAP basis for HanesBrands and U.S. Peers ; IFRS differs in certain material respects from U.S. GAAP, and thus adjusted LTM EBITDA margins of Hanesbrands and select peer s may not be directly comparable to Gildan’s financial information prepared in accordance with IFRS 3. Pro forma adjusted EBITDA margin includes HAA LTM adjusted EBITDA of approximately $100M as at LTM ended June 28, 2025 4. This is a non - GAAP measure or ratio. See “Non - GAAP Financial Measures and Related Ratios” at the beginning of this Presentation and Appendix “Definition of Non - GAAP and Other Financial Measures” at the end of this Presentation 5. See “Forward - Looking Statements and Information” at the beginning of this Presentation Global Apparel Peers Pro Forma LTM Adj. EBITDA Margin 1,2,3,4 Inclusive of $200M of Expected Run - Rate Synergies 5 23%

Enhanced Go-to-Market Capabilities Enable Cross-Selling Opportunities

GILDAN

+Mid-Single Digit %

Organic Net Sales Growth[2]

~3-5%

Pro Forma Organic Net Sales CAGR[1]

- **Harness State-of-the-Art, Vertically Integrated Manufacturing Platform to Drive Innovation**
- **Support Hanes' Iconic Brand Growth in Activewear in the Retail Channel**
- **Market Gildan's Portfolio of Brands Within HanesBrands' Retail Infrastructure**
- **Benefit from Bangladesh to Further Penetrate International Markets**

HBI
HANESBRANDS INC.

+Low-Single Digit %

Organic Net Sales Growth[3]

Complementary go-to-market capabilities and channel strengths will drive incremental innovation and growth

Source: Public fillings and presentations

1. Three-year outlook (for the 2026-2028 period) for the combined business; see "Forward-Looking Statements and Information" at the beginning of this Presentation for additional information, including for a summary of key assumptions and important risk factors
2. Per Gildan three-year outlook (for the 2025-2027 period) published on August 1, 2024 and reiterated on July 31, 2025. See "Outlook" in Gildan's fiscal 2024 earnings press release dated February 19, 2025 and see "2025 Outlook" in the Company's Q2 2025 earnings press release dated July 31, 2025 for additional information, including for a summary of key assumptions and important risk factors underlying our fiscal 2025 and three-year outlook
3. Per HanesBrands disclosure published August 8, 2024

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15 Clear Path to Long - Term Value Creation 1 Long - term target net debt leverage ratio of 1.5x – 2.5x 2 Leverage ~3 - 4% of net sales Capital Expenditures Adjusted diluted EPS CAGR in the low 20% range 1,3,4 Adjusted Diluted EPS 2 Net sales CAGR of ~3 - 5% Net Sales Enhanced shareholder returns through dividends and share repurchases 3 Return to Shareholders 1. Three - year outlook (for the 2026 - 2028 period) for the combined business; see “Forward - Looking Statements and Information” at the beginning of this Presentation, including for a summary of key assumptions and important risk factors 2. This is a non - GAAP measure or ratio. See “Non - GAAP Financial Measures and Related Ratios” at the beginning of this Presentation and Appendix “Definition of Non - GAAP and Other Financial Measures” at the end of this Presentation 3. Gildan share buybacks to be paused until its net debt leverage ratio approximates the midpoint of its target leverage framewo rk of 1.5 - 2.5x net debt to adjusted EBITDA 4. Starting from the midpoint of Gildan’s 2025 adjusted diluted EPS guidance

16 Enhanced Diversification and Resiliency via Complementary Products and Channels Enhanced Global Low - Cost Vertically Integrated Manufacturing Footprint Significant Synergy Opportunity Driving Attractive Financial Profile Strengthened Go - to - Market and Retail Capability Set with Addition of Iconic Hanes Brand Improved Scale and Market Position Creates a Global Basic Apparel Leader x x x x x Compelling Strategic and Financial Rationale

17 Appendix – Definition of Non - GAAP and Other Financial Measures

18 References to “LTM” in this presentation means the trailing twelve - month period ended June 29 , 2025 . Gildan’s financial information for the LTM period ended June 29 , 2025 presented herein is unaudited and has been derived by adding Gildan’s unaudited interim consolidated financial information for the six months ended June 29 , 2025 to its consolidated financial information for the fiscal year ended December 29 , 2024 and subtracting its unaudited interim consolidated financial information for the six months ended June 30 , 2024 . HanesBrands ’ financial information for the LTM period ended June 28 , 2025 presented herein is unaudited and has been derived by adding HanesBrands ’ unaudited interim consolidated financial information for the six months ended June 28 , 2025 to its consolidated financial information for the fiscal year ended December 28 , 2024 and subtracting its unaudited interim consolidated financial information for the six months ended June 29 , 2024 . Gildan’s financial statements are prepared in accordance with IFRS, and most of the historical financial information of Gildan included in this presentation has been derived from Gildan’s annual or interim financial statements prepared in accordance with IFRS and has been prepared using accounting policies that are consistent with IFRS . HanesBrands ’ financial statements are prepared in accordance with U . S . GAAP, and most of the historical financial information of HanesBrands included in this presentation has been derived from HanesBrands ’ annual or interim financial statements prepared in accordance with U . S . GAAP and has been prepared using accounting policies that are consistent with U . S . GAAP . This presentation also includes certain non - GAAP and other financial measures presented by Gildan and HanesBrands in their respective public filings as discussed in “Non - GAAP financial measures and related ratios” below . IFRS differs in certain material respects from U . S . GAAP . The financial information of HanesBrands presented in this presentation has not been adjusted to give effect to the differences between U . S . GAAP and IFRS or to accounting policies that comply with IFRS and as applied by Gildan, and thus may not be directly comparable to Gildan’s financial information prepared in accordance with IFRS . Combined and pro forma financial information presented in this presentation are based on the summation of Gildan’s financial information for the LTM period ended June 29 , 2025 combined with HanesBrands ’ financial information for the LTM period ended June 28 , 2025 , before giving effect to the acquisition, advances and funds expected to be drawn under the committed transaction financing or refinancing of HanesBrands ’ debt and without any pro forma adjustments . The presentation of financial information on a combined or pro forma basis in this presentation does not comply with IFRS . The combined and pro forma financial information included in this presentation does not reflect what the actual financial and operational results would necessarily have been had Gildan and HanesBrands operated as a single combined company for the periods presented, and such information does not purport to project the combined company’s financial results or results of operations for any future period . We believe that such information can provide readers with a better understanding of how we assess the potential contribution of HanesBrands to Gildan’s results of operation and the effect of the acquisition on Gildan’s financial position and leverage . PRESENTATION OF FINANCIAL INFORMATION Adjusted EBITDA, combined adjusted EBITDA and pro forma adjusted EBITDA (including expected synergies) Gildan calculates adjusted EBITDA as earnings before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition - related costs (including acquisition transaction costs and acquisition integration costs) . Adjusted EBITDA also excludes impairment (impairment reversal) of intangible assets, net insurance gains, the gain on sale and leaseback (all of which were not applicable for the trailing 12 - month period ended June 29 , 2025 ), and costs relating to proxy contest and leadership changes and related matters . HanesBrands ’ adjusted EBITDA measure included in this presentation is calculated as HanesBrands ’ EBITDA as reported in its public filings, excluding the impact of restructuring charges related to its supply chain restructuring and consolidation and other action - related charges as described in its public filings, in order to better align with how Gildan calculates its adjusted EBITDA for the trailing 12 - month period ended June 29 , 2025 . HanesBrands ’ adjusted EBITDA measure included in this presentation does not include EBITDA relating to discontinued operations, and also excludes adjustments for certain other losses, charges and expenses as reported in HanesBrands ’ public filings (such adjustments were made to align the presentation in HanesBrands ’ public filings with the definition of the financial ratios included in its credit agreement) . Combined adjusted EBITDA is the summation for the applicable of Gildan’s adjusted EBITDA combined with HanesBrands ’ adjusted EBITDA . Pro forma adjusted EBITDA presents the combined adjusted EBITDA of Gildan and HanesBrands for the applicable period, including the impact of expected annual run - rate synergies . Combined and pro forma adjusted EBITDA margin (including expected synergies) Combined adjusted EBITDA margin is defined as combined adjusted EBITDA divided by pro forma net sales . Pro forma adjusted EBITDA margin is defined as pro forma adjusted EBITDA, including the impact of expected annual run - rate synergies, divided by pro forma net sales . Adjusted diluted EPS Gildan calculates adjusted diluted EPS as adjusted net earnings divided by the diluted weighted average number of common shares outstanding . Gildan calculates adjusted net earnings as net earnings before restructuring and acquisition - related costs (including acquisition transaction costs and acquisition integration costs), impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters, and income tax expense or recovery relating to these items . Adjusted net earnings also excludes income taxes related to the re - assessment of the probability of realization of previously recognized or de - recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which Gildan operates . Adjusted diluted EPS of Gildan for the years ended December 29 , 2024 and December 31 , 2023 were $ 3 . 00 and $ 2 . 57 , respectively, representing a year over year increase of approximately 17% . GAAP diluted EPS of Gildan for the years ended December 29 , 2024 and December 31 , 2023 were $ 2 . 46 and $ 3 . 03 , respectively, representing a year over year decrease of approximately 19% . See section 16 . 0 of Gildan’s MD&A for the year ended December 29 , 2024 for a reconciliation of adjusted diluted EPS to the most directly comparable IFRS measure, namely GAAP diluted EPS . Net debt and Net debt leverage ratio Gildan defines total debt as the total bank indebtedness, long - term debt (including any current portion), and lease obligations (including any current portion), and Gildan calculates net debt as total debt net of cash and cash equivalents . Net debt of Gildan as at December 29 , 2024 was $ 1 , 568 . 6 million . Gildan defines net debt leverage ratio as the ratio of net debt to pro forma adjusted EBITDA (as reported in Gildan’s public filings) for the trailing twelve months, all of which are non - GAAP measures . Adjusted EBITDA of Gildan for the year ended December 29 , 2024 was $ 833 . 8 million . As at December 29 , 2024 , Gildan had a net debt leverage ratio of 1 . 9 x net debt to trailing twelve months adjusted EBITDA . See section 16 . 0 of Gildan’s MD&A for the year ended December 29 , 2024 for a reconciliation of Gildan’s adjusted EBITDA and Net Debt to the most directly comparable IFRS measure, namely net earnings and long - term debt . NON - GAAP FINANCIAL MEASURES AND RELATED RATIOS

Definition and Reconciliation of Selected Non-GAAP Financial Measures

Adjusted EBITDA, Combined Adjusted EBITDA and Margin, Pro Forma Adjusted EBITDA and Margin (Including Expected Synergies)[1]

(In $US millions, on a trailing 12-month basis, unaudited)	Gildan LTM June 29, 2025	Hanesbrands LTM June 28, 2025	Combined and Pro Forma LTM June 29, 2025
Net earnings	486.4	90.5	576.9
Income (loss) from discontinued operations	-	(79.5)	(79.5)
Net earnings from continuing operations	486.4	170.0	656.4
Adjustments for:			
Restructuring and acquisition-related costs and other action-related charges[2]	9.9	44.6	54.5
Costs relating to proxy contest and leadership changes and related matters	7.9	-	7.9
Depreciation and amortization[3]	137.7	58.4	196.1
Financial expenses, net[3,4]	119.0	185.8	304.8
Income tax expense	95.7	38.4	134.1
Adjusted and combined adjusted EBITDA	**856.6**	**497.2**[5]	**1,353.8**
Adjustment for expected synergies[6]			200.0
Pro forma adjusted EBITDA (including expected synergies)			**1,553.8**

(In $US millions, on a trailing 12-month basis, unaudited)	Combined and Pro Forma LTM June 29, 2025
Pro forma net sales	6,883.0
Combined adjusted EBITDA	1,353.8
Combined adjusted EBITDA margin[7]	**20%**
Pro forma net sales	6,883.0
Pro forma adjusted EBITDA (including expected synergies)[6]	1,553.8
Pro forma adjusted EBITDA margin (including expected synergies)[6,8]	**23%**

1. Combined and pro forma reflect the sum of Gildan amounts reported under IFRS and HanesBrands amounts reported under U.S. GAAP.
2. Includes Gildan's restructuring and acquisition-related costs and HanesBrands' restructuring and other action-related charges
3. Depreciation and amortization for Gildan includes amortization expense for right of use assets, and financial expenses for Gildan includes interest on discounted lease obligations. For HanesBrands, these charges are not included in net earnings as HanesBrands' lease payments are fully reported as a cash operating expense in accordance with U.S. GAAP
4. For HanesBrands, this caption is limited to interest expense as reported by HanesBrands in its public filings
5. For HanesBrands' adjusted EBITDA, approximately 20% relates to the HanesBrands Australia business ("HAA")
6. Represents expected annual run-rate synergies, which are expected to be fully realized within three years of closing, but excluding the one-time costs associated with the capture of such synergies estimated to be approximately $200M
7. Calculated as combined adjusted EBITDA divided by pro forma net sales
8. Calculated as pro forma adjusted EBITDA divided by pro forma net sales

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20 Supplemental Financial Measures 1. Pro forma reflects the sum of Gildan amounts reported under IFRS and HanesBrands amounts reported under U.S. GAAP, with no pro forma adjustments. See “Presentation of financial information” at the beginning o f this Presentation 2. Gross margin is calculated as gross profit divided by net sales Pro Forma Net Sales, Gross Profit and Gross Margin 1 Net sales 3,342.8 3,540.2 6,883.0 Gross profit 1,041.9 1,492.4 2,534.3 Gross margin 2 31.2% 42.2% 36.8% Gildan LTM June 29, 2025 Hanesbrands LTM June 28, 2025 Pro Forma LTM June 29, 2025 (In $US millions, on a trailing 12 - month basis, unaudited)

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